ATTORNEYS AT LAW 777 East Wisconsin Avenue, Suite 3800 Milwaukee, Wisconsin 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

September 16, 2013

Via EDGAR System

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	MHC Mutual Conversion Fund – Preliminary Proxy Materials Hampden Bancorp, Inc.

Ladies and Gentlemen:

We are writing on behalf of the MHC Mutual Conversion Fund Group. The MHC Mutual Conversion Fund Group currently consists of the following (collectively, the “MHC Mutual Conversion Fund Group”): MHC Mutual Conversion Fund, L.P., a Texas limited partnership; Clover Partners, L.P., a Texas limited partnership; Clover Investments, L.L.C., a Texas limited liability company; and Michael C. Mewhinney. The MHC Mutual Conversion Fund Group, Johnny Guerry and Garold R. Base are participants in the MHC Mutual Conversion Fund Group’s solicitation to elect two directors to the board of directors of Hampden Bancorp, Inc. (“Hampden”). On behalf of the MHC Mutual Conversion Fund Group, we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the MHC Mutual Conversion Fund Group’s preliminary proxy statement and form of preliminary proxy (under the cover page required by Rule 14a-6(m) and Schedule 14A of the Exchange Act) for use in conjunction with the 2013 annual meeting of stockholders of Hampden (the “Annual Meeting”).

The only substantive matters to be considered at the Annual Meeting of which the MHC Mutual Conversion Fund Group is aware are: (1) the election of four Class I directors to the board to serve until the 2016 annual meeting of stockholders, (2) the ratification of the appointment of Wolf & Company, P.C., as Hampden Bancorp’s independent registered public accounting firm for the fiscal year ending June 30, 2014, (3) the approval by an advisory vote of the compensation of Hampden’s named executive officers, (4) the approval by an advisory vote of the frequency of holding an advisory vote on compensation of Hampden’s named executive officers, and (5) the stockholder proposal put forth by the MHC Mutual Conversion Fund Group.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

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